Exhibit 4.72

Your offer.

April 20, 2017

Volker Knappertz

Dear Volker:

Greenwich Biosciences, Inc. is pleased to offer you the position of Chief Medical Officer for GW Pharmaceuticals reporting directly to Justin Gover, Chief Executive Officer of GW Pharmaceuticals. Your anticipated start date will be May 9, 2017 (“Start Date”). This position will be based in Carlsbad, CA. You are expected and agree to relocate to the San Diego area by no later than September 1, 2017 (“Relocation Date”). You will work remotely from your current residence in Maryland until you relocate to CA and are expected to travel as the business requires.

Base Compensation

In this exempt position, your salary will be $420,000 annualized, less applicable taxes and other withholdings, and paid bi-weekly in accordance with Greenwich Biosciences’ normal payroll practices.

Bonus Plan

You will be eligible to participate in Greenwich Biosciences’ discretionary Bonus Plan per standard company practices with a bonus target of 50% of base pay. Any bonus earned will be based on a combination of the Company’s overall performance, financial position, and individual performance, to be determined by the Remuneration Committee in its sole discretion. Any bonus earned will be in accordance of the terms and conditions of the plan, which states in part you must be employed on the day the bonus is paid to earn and receive the bonus. Any bonus will be pro-rated for the year of hire.

Retention Bonus

Greenwich Biosciences will provide you a one-time retention bonus of $79,000 (less applicable taxes and other withholdings), if you remain continuously employed by Greenwich Biosciences through December 31, 2017. This retention bonus will be payable to you in the first pay period following December 31, 2017.

Long Term Incentive Plan (LTIP)

If you decide to join and subject to ratification from the Remuneration Committee, within three months following the start of your employment with Greenwich Biosciences, you will be granted LTIP share options with a targeted economic grant value of $1,680,000 through three instruments and subject to your continuous employment with Greenwich Biosciences:

•	37.5% as Market Priced Options that vest on the third anniversary of the date of grant
•	25% as Restricted Stock Units that vest in annual 1/4th equal increments over a four year period
•	37.5% as Performance Stock Options that vest on the third anniversary of the date of grant subject to the following corporate performance conditions having been achieved:
o	100% of the Performance Stock Options will vest upon FDA grant of Epidiolex regulatory approval

The share options will be subject to the terms of the LTIP and grant documents thereunder which will be provided to you evidencing the specifics of your grant.

Greenwich Biosciences, Inc. 5750 Fleet Street, Suite 200, Carlsbad, CA 92008

Relocation Assistance

Greenwich Biosciences is also offering you relocation assistance, not to exceed $50,000. That assistance must be utilized within one year from your Relocation Date and may be a combination of providing approved relocation services and/or a lump sum bonus (less applicable taxes and other withholdings). This assistance is subject to the Benefits Repayment Obligation summarized in the section “If you leave early” and will be subject to the terms of a separate Promissory Note, which will be forgiven on the first year anniversary of your Relocation Date.

Change in Control and Severance Benefit Plan (CIC Plan)

If you decide to join and subject to approval by the Remuneration Committee, you will be a participant in the Greenwich Biosciences’ Change in Control and Severance Benefit Plan (CIC Plan). Under the CIC Plan, you will be eligible to receive vesting acceleration of your LTIP share options describe above upon certain change in control events involving Greenwich Biosciences and/or GW Pharmaceuticals plc. You will also be eligible to receive additional severance benefits under the CIC Plan which will be set forth in a participation agreement provided to you. After you join, you will be provided a copy of the CIC Plan and your individual participation agreement containing the details of these benefits and you will be required to execute and return the participation agreement to us.

Additional terms and conditions of your offer are included in the sections attached to this letter, titled “Your Benefits,” “If You Leave Early,” and “Almost There.”

To indicate your acknowledgement of the terms of your employment, please sign, date and return to me by April 21, 2017.

We look forward to your favorable reply and having you join the Greenwich Biosciences team.

Sincerely,

/s/ Justin Gover

Justin Gover
Chief Executive Officer

Volker Knappertz

/s/ Volker Knappertz	4/20/2017
Signature	Date

Greenwich Biosciences, Inc. 5750 Fleet Street, Suite 200, Carlsbad, CA 92008

Your benefits.

Time Off

Greenwich Biosciences currently offers Chief/President Level employees 20 days per year of paid vacation, which begins to accrue upon the date you commence work with the Company. You will also be eligible to take a maximum of 8 paid sick days for illness or injury per calendar year, which may also be used for the illness or injury of family members and for certain other purposes in accordance with applicable laws. Based on your hire date, you are eligible to take a maximum of 6 paid sick days in 2017. In addition, Greenwich Biosciences provides 11 paid holidays per year, consisting of 9 company designated holidays and 2 personally designated floating holidays.

Retirement Savings Plan

Greenwich Biosciences offers a 401(k) and employees may elect to contribute an amount of up to 100% (in whole percentages and subject to limits prescribed by law) of eligible compensation each payroll period. Employees are also permitted to make post-tax Roth contributions (subject to legal requirements). Greenwich Biosciences will match 50% of the first 6% you contribute per pay period.

Health Benefits

Full-time employees are eligible for company sponsored benefits (medical, dental, vision) on the first day of the month following first day of employment.

Other Insurance

Greenwich Biosciences pays 100% of the monthly premium for employees to be covered under Basic Life and AD&D Insurance at 2x annual base salary up to a maximum of $500,000. In addition, Greenwich Biosciences provides Short and Long Term Disability benefits.

Flexible Spending Accounts

You have the option to enroll in and contribute towards an FSA helping to reduce your taxable income and pay for eligible expenses for yourself, your spouse, and your eligible dependents, on a tax-free basis.

Other

These are descriptions of discretionary benefits currently provided to US employees. All compensation, benefits and employer policies and programs will be administered in accordance with Greenwich Biosciences’ policies, plans and procedures, which may include waiting periods and other eligibility requirement to participate. Greenwich Biosciences reserves the right to change or eliminate these policies and programs at any time during the course of your employment, without notice or compensation. Provision of any benefits listed in this section is discretionary and is not considered part of your employment offer. Please sign and date here to confirm that you have read and understand this document:

Volker Knappertz

/s/ Volker Knappertz	4/20/2017
Signature	Date

Greenwich Biosciences, Inc. 5750 Fleet Street, Suite 200, Carlsbad, CA 92008

If you leave early.

Relocation Assistance

By signing below, you acknowledge the Benefits Repayment Obligation. The Benefits Repayment Obligation means that, if within 12 months of your Relocation Date, you (a) voluntarily terminate your employment for any reason or (b) are terminated for “cause” you agree to repay to Greenwich Biosciences the relocation assistance benefits received. Repayment will be due in full immediately upon the effective date of the termination of your employment.

For purposes of the Benefits Repayment Obligation, “cause” means theft, dishonesty or misconduct with respect to your employment or otherwise relating to the business of Greenwich Biosciences; material neglect of duties; falsification of any employment or Greenwich Biosciences’ records, improper use or disclosure of Greenwich Biosciences’ trade secret or confidential information; conviction or plea of nolo contendere to a felony if such conviction or plea is likely to harm the business or reputation of Greenwich Biosciences; or other conduct that is likely to have an adverse effect on the name or public image of Greenwich Biosciences.

Other

All compensation, benefits and employer policies and programs will be administered in accordance with Greenwich Biosciences’ policies, plans and procedures, which may include waiting periods and other eligibility requirement to participate. Greenwich Biosciences reserves the right to change or eliminate these policies and programs at any time during the course of your employment, without notice. Please sign and date here to confirm that you have read and understand this document:

Volker Knappertz

/s/ Volker Knappertz	4/20/2017
Signature	Date

Greenwich Biosciences, Inc. 5750 Fleet Street, Suite 200, Carlsbad, CA 92008

Almost there.

Congratulations on your offer of employment with Greenwich Biosciences! This offer is contingent upon the following:

1.	Successful completion of a background check.

2.	Compliance with federal I-9 requirements (please bring documentation on your first day of work verifying your identity and legal authorization to work in the United States).

3.	Signing and complying with Greenwich Biosciences’ Confidential Information and Invention Assignment Agreement, which requires, among other provisions, the assignment of patent rights to any invention made during your employment at Greenwich Biosciences.

4.	Signing and complying with Greenwich Biosciences’ Arbitration Agreement.

5.	Your representation that working for Greenwich Biosciences will not cause you to violate any contractual or other obligations you have to any third party, including a former employer.

6.	As a Greenwich Biosciences employee, you will be expected to abide by the Company’s rules and standards. Specifically, you will be required to sign an acknowledgment that you have read and that you understand the Company’s Code of Conduct, Insider Trading Policy, Whistleblower Policy, and the Company Handbook.

Should you accept our offer, your employment with Greenwich Biosciences will be “at-will.” This means your employment with Greenwich Biosciences is not for a specific term and may be terminated by either you or Greenwich Biosciences at any time with or without cause and with or without advance notice. In addition, Greenwich Biosciences reserves the right to modify your position or duties to meet business needs and to use discretion in deciding on appropriate discipline.

This document, together with the agreements referenced above, as well as your offer letter, constitutes the entire agreement between you and Greenwich Biosciences relating to the terms and conditions of your employment and supersedes all prior and contemporaneous agreements, understandings, negotiations or representations, whether written or oral, express or implied on this subject. This letter may not be modified or amended except by a specific written agreement signed by you and GW Pharmaceutical’s Chief Executive Officer. Note that base compensation and bonus are subject to adjustment by the Company, in its sole discretion from time to time.

I have read this Offer Contingencies document in its entirety, along with the referenced documents, and agree to the terms and conditions of employment. I understand and agree that my employment with Greenwich Biosciences is at-will. By signing below, I represent that I am not restricted from working for Greenwich Biosciences and that my employment with Greenwich Biosciences will not cause me to violate any obligations I have to any third party, including a former employer.

Volker Knappertz

/s/ Volker Knappertz	4/20/2017
Signature	Date

Greenwich Biosciences, Inc. 5750 Fleet Street, Suite 200, Carlsbad, CA 92008